WOODSIDE
AUSTRALIAN ENERGY

02 SEP 10 AM 7:18

28 August 2002

[redacted]

02049900

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Woodside entering into Travel Agreement with Qantas, lodged with the Australian Stock Exchange on 28 August 2002

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

dlw 9/17

REBECCA SIMS
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 28 August 2002
12:00pm (WST)

WOODSIDE ENTERS INTO TRAVEL AGREEMENT WITH QANTAS

Woodside Energy Ltd has entered into a A$60 million agreement with Qantas for the provision of domestic and international air services over the next three years.

The agreement covers air travel for Woodside's staff and contractors. It will provide significant cost savings to Woodside over the period of the contract.

Woodside Shared Services Director Andrew Maiden said the agreement would support the efficient management of the company's existing operations and pursuit of future business opportunities throughout Australia and overseas.

"This agreement is a positive outcome for regional Western Australia and it supports a regular and reliable service for the Karratha community," Mr Maiden said.

Two-thirds of Woodside's travel requirements is on the Perth-Karratha route to service the North West Shelf Venture's offshore production and onshore gas processing facilities. Woodside also has regular travel requirements to service its offshore production facilities in the Northern Territory.

Qantas Regional General Manager Ian Gay said that Qantas was delighted to have the opportunity of forging a long-term relationship with Woodside.

"We are looking forward to working with Woodside and the Karratha community to provide the best possible service to residents of the North-West and this is supported by the recent introduction of Boeing 737 aircraft and flight schedules to Karratha," Mr Gay said.

Qantas is also now in a position to strengthen its regular services to other regional routes such as Broome and Kalgoorlie.

Woodside had previously held a long-standing contract with Ansett for the provision of fixed-wing travel. Woodside has been using regular Qantas flights and Skywest for air charter services since the collapse of Ansett in September 2001.

MEDIA INQUIRIES

Woodside Energy Ltd.

Tony Johnson, Senior Adviser External Affairs

W: (08) 9348 5034 M: (0417) 916 638

WOODSIDE
AUSTRALIAN ENERGY

02 SEP 10 AM 7:18

27 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-33-P(5) Firetail-1, lodged with the Australian Stock Exchange on 27 August 2002
- Stock Exchange Release in relation to Mauritania, PSC B - Chinguetti-4-2, lodged with the Australian Stock Exchange on 27 August 2002

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

27 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-33-P(5)
Firetail-1

Woodside Petroleum Ltd., Operator of the WA-33-P(5) Joint Venture (covering 9 graticular blocks within Exploration Permit WA-33-P), reports that on 26th August 2002 the Firetail-1 exploration well, located in the Browse Basin, was plugged and abandoned as a dry hole.

Since the last report, the 8½ inch hole was drilled from 3071 metres to the total depth of 3355 metres. Firetail-1 was plugged and abandoned and the Sedco 703 rig was off location and under tow to Dampier at 13:30 hours on 26th August 2002.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-33-P(5) is 60%. The other joint venturer is Apache Northwest Pty. Limited. (40%).

ANTHONY NIARDONE
Asst. Company Secretary

27 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC B
Chinguetti-4-2

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that on 27 August the Chinguetti-4-2 step-out exploration well is currently preparing to carry out a production test over the primary objective.

Since the last report, the wireline logging was completed at the total depth of 2655m. As part of this wireline logging programme, samples of oil were recovered from the primary objective interval, and gas from a shallower 3m gas sand.

All reported depths are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:

	%
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Oil and Gas NL	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Asst. Company Secretary